UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated July 30, 2019

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On July 30, 2019, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1
Press release dated July 30, 2019, announcing ArcelorMittal’s publication of notice of redemption of the entire outstanding amount of its 5.125% Notes due June 1, 2020 and its 5.250% Notes due August 5, 2020.

Exhibit Index
Exhibit No.	Description
Exhibit 99.1
Press release dated July 30, 2019, announcing ArcelorMittal’s publication of notice of redemption of the entire outstanding amount of its 5.125% Notes due June 1, 2020 and its 5.250% Notes due August 5, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL
Date 30 July 2019

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer